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James B. Parsons*                                                                                                   e-mail firm-info@parsonslaw.biz                                                                                  *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                           the Northern Mariana Islands

December 15, 2005

Ms. Mary K. Fraser

Mr. Jeffrey P. Riedler

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20548

Mail Stop 0309

Re: Celtic Cross Ltd.

Amendment No. 2 to Form SB-2 Registration Statement

SEC file No. 333-123774

Dear Ms. Fraser and Mr. Riedler:

This letter is in response to your comment letter dated September 22, 2005, with regard to the Form SB-2 filing of Celtic Cross Ltd.., a Nevada corporation ("Celtic Cross" or the "Company"). Each comment point in your letter will be cross-referenced with point(s) in the Form SB-2A filed on December 15, 2005.

Comments Applicable to the Entire Prospectus
  A clearer version of Exhibit 10.2 has been included as a pdf file, an non-pdf file and a legible hard copy.

Prospectus Summary
  We have amended the filing to include more detailed information regarding the points purchase, how they are redeemable, and what the redeemer of the points is entitled to. We have also corrected the filing to show 315,000 points purchased. See pages 4 and 21.
  The filing has been amended to provide more detail on how the Company will convert points into revenue, including a specific example. See pages 4 and 21.
  The filing has been amended to incorporate a discussion on our agreements with Fairfield. See page 5.

Risk Factors -5

The travel and timeshare industry is highly compettive, and we are at a disadvantage since many of our competitors are better funded.

    5.  This risk factor has been amended to include a discussion of the Company's position in the timeshare industry. See page 10.

Description of Business - page 18

    6.  The filing has been amended to include a more expansive discussion on industry competition. See page 21.

Audited Financial Statements, page 27

Notes to Financial Statements, page 35

Intangible Asset and Long-term Liabilities, page 34

    7.  The audited financials have been updated to include more detailed information regarding the points and their value.

We appreciate the opportunity to address these issues, and please contact me with any further questions or comments. If there are no further comments, the Company would request an accelerated effective date.

Very truly yours,

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES B. PARSONS

JBP:aqs